UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-150437

ENERGY & TECHNOLOGY, CORP.

(Exact name of registrant as specified in its charter)

Petroleum Towers, Suite 530

3639 Ambassador Caffery Blvd.

Lafayette, Louisiana 70503

(337) 984-2000

Mail to: P.O. Box 52523, Lafayette, Louisiana 70505

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 175

Pursuant to the requirements of the Securities Exchange Act of 1934 ENERGY & TECHNOLOGY, CORP. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2019	By:	/s/ George M. Sfeir
George M. Sfeir
Chief Executive Officer, President and Chief Financial Officer